HUSKY ENERGY INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: MEG ENERGY CORP

Form F-80 File No.: 333-227663

The following communication is being used or made available:

Exhibit 1:

Updated D. F. King Script for Outbound Calls and Advisories regarding Offer to Purchase by Husky Energy Inc. (“Husky”) – MEG Energy Corp., updated on January 4, 2019, revising guidelines previously filed under Rule 425 with a filing date of October 19, 2018.

NOTICE TO U.S. HOLDERS

Husky has filed a registration statement on Form F-80, including the offer to purchase and takeover bid circular and related documents, with the United States Securities and Exchange Commission (the “SEC”) in respect to shares of Husky offered or to be issued under the registration statement to US holders of MEG Energy Corp. shares. HUSKY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF HUSKY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding Husky or such transaction involving the issuance of Husky’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for Husky, or on request without charge from the Senior Vice President, General Counsel & Secretary of Husky, at 707 8th Avenue S.W. Calgary, Alberta, or 403-298-6111.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities of MEG Energy Corp. and to issue securities of Husky is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

[Materials begin on the following page]

Exhibit 1

LEGAL ADVISORIES

NO OFFER OR SOLICITATION

This document is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of Husky Energy Inc. (the “Company”) is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF MEG SHARES

The Company has filed a registration statement covering the offer and sale of the Company’s shares in the acquisition with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale includes various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707 8th Avenue S.W. Calgary, Alberta or by telephone at 403-298-6111.

The Company is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular (or any applicable supplement) may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular (or any applicable supplement), and holders of MEG shares are urged to consult their tax advisors.

A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this document are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “should”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this document include, but are not limited to, the anticipated strategic, operational and financial benefits of the offer and that may result from a combination of the Company and MEG.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, and the ability to integrate the Company’s and MEG’s businesses and operations and realize financial, operational and other synergies from the proposed transaction. Those assumptions and factors are based on information currently available to the Company about itself, MEG and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017, offer documents and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This document contains references to the term “free cash flow” which does not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and is therefore unlikely to be comparable to similar measures presented by other issuers. This measure is not used to enhance Husky’s reported financial performance or position. This measure is a useful complementary measure in assessing the Husky’s financial performance, efficiency and liquidity.

Free cash flow is a non-GAAP measure, which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals cash flow – operating activities plus change in non-cash working capital less capital expenditures and investment in joint ventures.

All currency is expressed in this document in Canadian dollars unless otherwise indicated.

OUTBOUND SCRIPT

OFFER TO PURCHASE – MEG ENERGY CORP.

Record Date: N/A
TICKER: HSE CUSIP: 448055	Expiration Date: January 16, 2019 @ 5:00 PM (Toronto Time)

OUTBOUND: Hello, my name is <insert your name> calling from DF King in regards to the Husky Offer to acquire MEG Energy Corp. May I please speak with <insert Shareholder name> about his/her investment with MEG Energy Corp.? <Wait for the reply>

IF YES	IF NO

Thank you. Please note that this call is being recorded for quality assurance purposes.

Husky Energy recently sent out information about its Offer to MEG shareholders. The Husky Offer gives you a choice:

May I provide a toll-free number in case you have questions? Please dial 1-800-761-6707 or 1-212-771-1133 outside of North America (collect calls are accepted).

•  You can choose to receive $11 in cash for each share you hold.

•  Or, you can choose to receive 0.485 of a Husky common share for each MEG share you hold.

•  Or, you can choose to receive a combination of cash and Husky shares.

•  Your choice is subject to pro-ration, with a maximum of $1 billion cash and approximately 107 million shares available.

Also, to keep current with further developments and information about the Offer, you can visit the Company’s website at www.huskyenergy.com/bettertogether.
Thank you and have a good [day, afternoon, evening].
Have you received the Offer to Purchase and Circular?
IF NO:

BENEFICIAL & REGISTERED – I will e-mail you the information right away, because this offer expires on January 16. May I please have your e-mail address?

(NOTE & READ EMAIL BACK TO SHAREHOLDER – GO TO CLOSING)

If no e-mail address:

We will send the materials to you right away by mail, because this offer expires on January 16. Please allow 5 to 7 business days for delivery. Thanks and have a good [day, afternoon, evening].

IF YES:

Great! As you can see, Husky considers this a full and fair offer that will provide you with a substantial premium.

If you choose not to tender and the offer expires without enough shares tendered, you risk a significant drop in the value of your investment.

INSTRUCTIONS TO CALL CENTRE ASSOCIATES

DO NOT DEVIATE FROM THIS DOCUMENT OR OFFER ANY PERSONAL COMMENT.

This document has been reviewed by the client and/or their legal advisers and must be adhered to strictly.

Do not provide what you believe may be the answer. All information relayed must be based on publicly available information. DO NOT OFFER ANY OPINION or give advice, as this could be in breach of the law.

OUTBOUND SCRIPT

OFFER TO PURCHASE – MEG ENERGY CORP.

If I may, I’d like to draw your attention to a couple of highlights:

•  While MEG has asked its shareholders to wait for a better deal to come along, no other offer has been made public... which makes the Husky offer the only premium-value option available.

•  MEG’s standalone business plan is challenged – it has too much debt and it has limited ability to get its oil production to market, which will continue to impact its share price.

•  By contrast, a combination with Husky means you will participate in a larger, better capitalized company with lower risk. Husky has committed transportation options to the U.S. and it receives global pricing for its offshore oil and gas production.

The combined company can maximize the value it receives from every barrel. Husky’s integrated operations and expanded market access also reduces exposure to Western Canadian differentials.

And finally, a combined company will have stronger and more stable free cash flows, which means it can continue to BOTH invest in growth and provide for higher dividend payouts to shareholders.

At this time, will you be tendering your MEG shares in the Husky Offer?

IF “YES” OR POSITIVE RESPONSE:

Great, thank you for your support.

Do you hold your shares through a broker or other intermediary?

YES – BENEFICIAL

To accept the Offer:

You must instruct your broker or other intermediary promptly if you wish to tender in order for your shares to be deposited prior to the Offer’s Expiration Date of January 16, 2019 @ 5:00 PM (Toronto Time).

NO – REGISTERED

INSTRUCTIONS TO CALL CENTRE ASSOCIATES

DO NOT DEVIATE FROM THIS DOCUMENT OR OFFER ANY PERSONAL COMMENT.

This document has been reviewed by the client and/or their legal advisers and must be adhered to strictly.

Do not provide what you believe may be the answer. All information relayed must be based on publicly available information. DO NOT OFFER ANY OPINION or give advice, as this could be in breach of the law.

OUTBOUND SCRIPT

OFFER TO PURCHASE – MEG ENERGY CORP.

To accept the Offer:

You may deliver any Certificate(s) representing your common shares together with a properly completed and duly executed Letter of Transmittal (printed on YELLOW paper), and all other required documents to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiration Date of January 16, 2019 @ 5:00 PM (Toronto Time). Detailed instructions are contained in the Letter of Transmittal that accompanies the Offer.

(GO TO CLOSING)

IF “NO” OR NEGATIVE RESPONSE:

(OFFER TO REVIEW INFORMATION USING FACTSHEET — AFTER DISCUSSION)

Sir/Ma’am, given this information, will you be tendering your MEG shares in the Husky Offer?

IF YES: PROCEED TO IF “YES” ABOVE

IF NO: May I ask what is stopping you from tendering your MEG shares? (NOTATE FEEDBACK)

OK, thank you. (PROCEED TO CLOSING)

CLOSING:

If you have any questions about tendering in the Offer, please contact D.F. King, toll free at 1-800-761-6707 or 1-212-771-1133 outside of North America (collect calls accepted), or via email at inquiries@astfinancial.com. Also, to keep current with further developments and information about the Offer, visit www.huskyenergy.com/bettertogether. Thank you and have a good [day, afternoon, evening].

ANSWERING MACHINE

Hello my name is <insert your name> and I am calling from D.F. King with respect to your investment in MEG Energy Corp. Husky Energy recently sent you information about their compelling Offer to acquire MEG. If you are interested in maximizing the value of your investment in MEG, or if you have any questions about tendering to the Husky Offer, please call us toll-free at 1-800-761-6707 or at 1-212-771-1133 outside of North America. Thank you and have a good [day, afternoon, evening].

INSTRUCTIONS TO CALL CENTRE ASSOCIATES

DO NOT DEVIATE FROM THIS DOCUMENT OR OFFER ANY PERSONAL COMMENT.

This document has been reviewed by the client and/or their legal advisers and must be adhered to strictly.

Do not provide what you believe may be the answer. All information relayed must be based on publicly available information. DO NOT OFFER ANY OPINION or give advice, as this could be in breach of the law.